CONSENT TO SUBLEASE AND OPTION FOR NEW LEASE

(Two Commerce Square)

THIS CONSENT TO SUBLEASE AND AGREEMENT FOR NEW LEASE is made as of December ___, 1999 by and between PHILADELPHIA PLAZA-PHASE II, a Pennsylvania general partnership ("Prime Landlord"), and DELAWARE MANAGEMENT HOLDINGS, INC. , a Delaware corporation ("Subtenant") upon the following terms and conditions.

WITNESSETH:

A. By Lease dated as of March 28, 1990, as amended by a series of documents listed on Exhibit A attached hereto and thereby made a part hereof (collectively, the "Prime Lease"), Consolidated Rail Corporation, a Pennsylvania corporation ("Conrail"), leased from Prime Landlord several floors ("Leased Premises") in the building known as Two Commerce Square, 2001 Market Street, Philadelphia, Pennsylvania (the "Building"). Conrail has previously assigned its interest in the Prime Lease to New York Central Lines LLC, a Delaware limited liability company ("Central"), and Prime Landlord has consented to such assignment. Prime Landlord has provided Subtenant with copies of the Prime Lease, and Subtenant has reviewed the same.

B. Pursuant to a Sublease of even date herewith (the "Sublease"), Central is subleasing to Subtenant a portion of the Leased Premises, consisting of 117,523 square feet of Rentable Area, located on floors Pl, 2, 3 and 4 of the Building, (the "Subleased Premises"), subject to certain rights of Subtenant to expand the Subleased Premises, as more fully set forth in the Sublease.

C. Central and Subtenant have asked Prime Landlord to consent to the subletting of the Subleased Premises and Prime Landlord has agreed to provide its consent on the terms and conditions set forth below.

D. To facilitate the subleasing, Prime Landlord and Subtenant have agreed to undertake certain obligations to each other, and Prime Landlord has also agreed to grant Subtenant certain options to lease following expiration of the Sublease, all as more fully set forth below.

NOW, THEREFORE, the parties hereto, for good and valuable consideration, and intending to be legally bound, agree as follows:

1. Definitions. All capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Sublease.

2. Consent to Sublease. Prime Landlord hereby consents to the subleasing of the Subleased Premises pursuant to the terms of the Sublease, but subject to the following terms and conditions:

2.1 No Modification. Nothing herein contained shall be construed to waive, increase, modify, diminish, impair or otherwise affect any of the terms of the Prime Lease or any rights or obligations of Central or Prime Landlord thereunder, or to waive any default by Central thereunder. Central shall remain liable and responsible for performance of its obligations under the Prime Lease, including, without limitation, payment of rent and all other charges payable by Central thereunder, except for amounts owed by Subtenant directly to Prime Landlord pursuant to Article 3 of this Agreement.

2.2 Subject to Prime Lease. The Sublease is and shall be subject and subordinate at all times to each and every term of the Prime Lease and this Agreement. Subtenant shall not do, permit or suffer anything to be done in, or in connection with, Subtenant’s use or occupancy of the Subleased Premises which would violate any of the terms of the Prime Lease. Notwithstanding the foregoing, or anything else herein contained, Prime Landlord acknowledges that it has reviewed the Sublease and to the extent Central may have granted rights to Subtenant which may in some circumstances exceed, or be inconsistent with, the rights of Central under the Prime Lease (for example, rights to make certain Transfers and to make certain Alterations), Prime Landlord specifically approves such rights and agrees that neither Central’s grant of such rights nor Subtenant’s exercise thereof will constitute a breach of the Prime Lease by Central or Subtenant.

2.3 Further Consents. This Agreement shall not be construed as a consent by Prime Landlord to any other or further subletting or any assignment by either Central or Subtenant if and to the extent such consent may be required under the Prime Lease or the Sublease.

2.4 Central not liable. Subtenant agrees that to the extent Central has agreed to cause Prime Landlord to undertake certain obligations as more particularly set forth in the Sublease (including but not limited to furnishing utilities and services to the Subleased Premises pursuant to Section 8 thereof), Central shall be required to use reasonable efforts to cause Prime Landlord to complete such obligations and Central shall not be liable to Subtenant for Prime Landlord’s failure to complete such obligations; provided, however, if Prime Landlord shall default in any of its representations, warranties or obligations to Central under the Prime Lease (only if such default shall have a detrimental effect on the Subleased Premises), Subtenant shall be entitled to participate with Central in the enforcement of Central’s rights against Prime Landlord, but Central shall have no obligation to bring any suit action or proceeding or to take any steps to enforce Central’s rights against Prime Landlord. If, after written request from Subtenant, Central shall fail or refuse to take appropriate action for the enforcement of Central’s rights against Prime Landlord in respect of the Subleased Premises within a reasonable period of time considering the nature of the Prime Landlord’s default, Subtenant shall have the right to take such action in its own name, and for that purpose and only to such extent, all of the rights of Central under the Prime Lease hereby are conferred upon and assigned to Subtenant and Subtenant is subrogated hereby to such rights to the extent that the same shall apply to the Subleased Premises. If any such action against Prime Landlord in Subtenant’s name shall be barred by reason of lack of privity, nonassignability or otherwise, Subtenant may take such action in Central's name, provided, however, and Subtenant hereby agrees, that Subtenant shall indemnify and hold Central harmless from and against all liability, loss, damage or expense, including, without being limited to, reasonable attorneys’ fees and expenses, which Central shall suffer or incur by reason of such action.

2.5 Complete Sublease. Central and Subtenant represent and certify to Prime Landlord that the Sublease delivered to Prime Landlord on or about the date hereof is a true and complete copy of the Sublease and that there are no other agreements between Central and Subtenant. Any amendment or modification of the Sublease shall require the consent of Prime Landlord.

2.6 Not a Party to Sublease. Prime Landlord shall not be deemed to be a party to the Sublease nor bound by any of the terms thereof, except as otherwise specifically set forth in this Agreement.

3. Special Building Services, Direct Billing.

3.1 Services to Subtenant. Prime Landlord agrees, for the benefit of Subtenant and Central, to allow Subtenant audit rights as set forth in Section 5.3(c) of the Sublease and to credit Sublandlord for any excess payments in accordance with Section 5.3 (c)(7) of the Sublease; to furnish utilities and services as required by Article 8 of the Sublease; to allow the alterations to the Subleased Premises and the retention or removal of such alterations in accordance with the provisions of Article 9 of the Sublease; to maintain and repair the Building and Building Systems as required by Section 10.2 of the Sublease; to maintain insurance as required by Section 11.3 of the Sublease; to include waiver of subrogation provisions in its insurance policies as required by Section 11.4 of the Sublease; to repair or restore the Subleased Premises as required by Article 12 of the Sublease; to comply with the provisions of Article 14 of the Sublease in connection with assignment and subletting by Subtenant; to make all repairs to the Building and/or the Subleased Premises in accordance with Section 15.3 of the Sublease; to pay a share of fees as required by Article 22 of the Sublease, if and when Subtenant elects to lease the Subleased Premises directly from Prime Landlord in 2008; to maintain directory board and signs as required by Article 24 of the Sublease; to comply with all Applicable Laws under Section 26.14 of the Sublease; to grant a mutually satisfactory rooftop antenna and equipment license agreement as set forth in Section 27(a) of the Sublease; to provide access to the main telephone switch room, basement and riser space for the installation of Subtenant’s Equipment as set forth in Section 27(b) of the Sublease and any other equipment necessary for the operation of the Subleased Premises, in accordance with the requirements of Section 27(b) of the Sublease; to use commercially reasonable efforts to obtain the SNDA as set forth in Section 30(b) of the Sublease; to allow Subtenant quiet enjoyment of the Subleased Premises as set forth in Section 30(a) of the Sublease and Article 28 of the Prime Lease, to operate and maintain the Building as a Class A high rise office building comparable to other Class A high rise office buildings operated in downtown Philadelphia (the "Class A Office Building"), including meeting the obligations of Prime Landlord set forth in Section 13.3 of the Prime Lease; to operate and maintain, or to cause the owner to operate and maintain, the Garage, the courtyard area between the Building and One Commerce Square (the "Courtyard") and other common areas between the Building and One Commerce Square in a manner consistent with the operation of a Class A Office Building; and to maintain the general character and quality of the Courtyard (provided that Prime Landlord shall have the right, in its discretion, to replace the existing fountain in the Courtyard with some other common amenity which is of a character and quality consistent with a Class A office building. In addition to the foregoing, to the extent Prime Landlord has so agreed to undertake any other obligations pursuant to the Sublease in favor of either Subtenant or Central, Prime Landlord hereby agrees to undertake and fulfill all such obligations in accordance with the terms set forth in the Sublease or this Consent, including, but not limited to, causing to make available to Subtenant the services in connection with Exhibit F — HVAC Specifications, Exhibit G — Janitorial Specifications and Exhibit H — Rules and Regulations to the Sublease in accordance with the specifications more particularly set forth therein.

3.2 Requests for Special Services. Subtenant shall have the right to request special services (i.e., services provided on request and not part of the services provided by Prime Landlord generally to all tenants in the Building) to the Subleased Premises by giving written notice to the management office of the Building. Prime Landlord authorizes and directs the Manager to invoice Subtenant directly for all such special services requested by Subtenant and provided by Prime Landlord. After-hours HVAC services (and other special services provided by Prime Landlord) shall be charged to Subtenant at rates charged by Prime Landlord from time to time (which shall be the same rates charged to other tenants of the Building for the same services). A schedule of Prime Landlord’s current charges for such services is attached hereto as Schedule 1.

3.3 Payment for Services. Subtenant agrees to pay to Prime Landlord directly all amounts which the Sublease (or this Agreement) authorizes or requires Subtenant to pay directly to Prime Landlord. Without limitation of the foregoing, Subtenant will pay directly to Prime Landlord, charges for electricity, chilled water for supplemental air conditioning, business use and occupancy taxes, charges for special services such as after-hours HVAC, special janitorial and cleaning services, and freight elevator service after weekday Normal Working Hours (and on Saturday) payable in accordance with Section 5.2 of the Sublease, within twenty (20) days, following receipt of Prime Landlord’s invoices for such items. In the event any such amount is not paid when due, Prime Landlord may, after giving written notice and observing any grace period set forth in the Sublease, proceed directly against Subtenant for recovery of said amounts and refuse to provide any further services to the Subleased Premises unless and until such amounts have been paid in full. Central shall not be liable for the payment of such charges for special services if not paid when due by Subtenant. Any business use and occupancy taxes paid by Subtenant to Prime Landlord shall be forwarded to the Department of Revenue of the City of Philadelphia.

3.4 Right to Use Generator. Subtenant shall have the right to use at least 350kVA of the emergency supplemental generator located at P-1 in the Building, together with Central and PriceWaterhouseCoopers, another tenant of the Building, pursuant to a License Agreement to be executed by Subtenant and Prime Landlord, in form mutually acceptable to both Subtenant and Prime Landlord.

3.5 Load Bearing Specifications. Attached hereto as Exhibit B is the Building Design Live Load Structural Specifications for the Building. Subtenant understands that such exhibit sets forth design criteria only and that actual conditions may vary and further understands that any atypical structural loads proposed to be placed in the Building must be reviewed and approved by Prime Landlord and its structural engineer.

4. Subtenant Improvements. Without limitation of anything else herein contained, Prime Landlord consents to Subtenant’s making the Subtenant Improvements subject to, and in accordance with, Article 9 and Exhibit E of the Sublease, subject to compliance with such reasonable security measures and rules and regulations as Prime Landlord may require. Prime Landlord agrees to comply with the time limits as set forth in the Subtenant Improvement Letter for its approval or disapproval of Subtenant’s Plans. If Central elects to perform its obligations under Exhibit E of the Sublease through Prime Landlord, Subtenant shall reimburse Prime Landlord for the costs incurred by Prime Landlord for architectural and engineering fees involved in reviewing Subtenant’s drawings and specifications, as contemplated by Exhibit E of the Sublease. Without limiting the preceding sentence, Prime Landlord will, solely at Subtenant’s request, supervise installation of the Subtenant Improvements for Subtenant for a fee equal to two percent of Subtenant’s aggregate cost of construction of the Subtenant Improvements; such aggregate cost shall be established by reference to all prime contracts and purchase orders signed or issued by Subtenant. Any supervision fee due Prime Landlord shall be due and payable within 30 days after Subtenant takes possession of the Subleased Premises. If requested in writing by Subtenant, within 10 days after receipt of Subtenant’s Plans, Prime Landlord shall designate any Subtenant Improvements which must be removed by Subtenant at the end of the Sublease Term. The Subtenant Improvements shall be performed through the use of union labor and scheduled through Prime Landlord, and each of Subtenant’s contractors shall cooperate with Prime Landlord, so that there shall be no disruption of any construction on or in the Building.

5. Attornment.

5.1 If the Prime Lease terminates prior to the expiration date of the Sublease for any reason, Subtenant shall attorn to Prime Landlord and become the direct tenant of Prime Landlord under all of the terms and conditions of the Sublease. Provided Subtenant continues to pay the rent reserved in the Sublease and otherwise complies with the terms and provisions of the Sublease, Prime Landlord shall accept attornment from Subtenant and recognize the Sublease and all of Subtenant’s rights thereunder with the same force and effect as though the Sublease were originally made directly between Prime Landlord and Subtenant for the balance of the Sublease Term, and each reference to "Sublandlord" in the Sublease shall refer to Prime Landlord from and after such attornment. Subtenant and Prime Landlord shall execute such documentation as either party may reasonably require to evidence Subtenant’s attornment to Prime Landlord and Prime Landlord’s recognition of Subtenant as a direct tenant.

5.2 Following the attornment and recognition described in subparagraph (5.1) above, Subtenant shall make all rent and other payments required under the Sublease directly to Prime Landlord; provided, however, that Prime Landlord shall not be: (A) liable for, or subject to, any defenses to enforcement of the Sublease based on any act or omission of Central; or (B) subject to any offsets which Subtenant might have against Central; or (C) bound by any rent which Subtenant might have paid in advance to Central for a period in excess of one month or other prepaid charges which Subtenant might have paid in advance to Central; or (D) bound by any agreement or modification of the Sublease, which materially and adversely affects the interest of Prime Landlord or its rights as successor to Central under the Sublease, made without the written consent of Prime Landlord.

6. Non-Emergency Power Shutdown Procedure. As a supplement to Section 8.l(b) ("Electricity") of the Sublease, Prime Landlord and Subtenant agree as follows:

6.1 On or before January 15, 2000, and each successive January 15 thereafter through the Term, Subtenant shall furnish to Prime Landlord its good faith estimate of the (non-business day) dates in that current year that Subtenant reasonably projects a non-emergency power shutdown would represent an excessive and material disruption to its business (collectively, "Subtenant Blackout Dates").

6.2 By written notice to Subtenant not later than 45 days prior to any non-emergency power shutdown, Prime Landlord shall submit to Subtenant the following information:

(i) notice of Prime Landlord’s intention to shut down the Building power for non-emergency diagnostics or related maintenance and repairs; and

(ii) a list of six (non-business day) date periods proposed for such power shutdown, none of which dates shall occur within a Subtenant Blackout Date.

Such Prime Landlord notice shall be a "Power Shutdown Notice."

6.3 Within 10 days of its receipt of Prime Landlord’s Power Shutdown Notice, Subtenant shall, by written response to Prime Landlord, select three dates from the six dates offered in the Power Shutdown Notice that are acceptable to Subtenant. Failure by Subtenant to timely respond to a Power Shutdown Notice shall constitute Subtenant’s unqualified acceptance of all six dates contained in the Power Shutdown Notice.

6.4 Prime Landlord, upon receipt of a Subtenant’s response to the Power Shutdown Notice or the expiration of Subtenant’s right to respond pursuant to paragraph (c) above, shall coordinate the electrical maintenance and power shutdown with other Building tenants and/or subtenants. Prime Landlord, in its sole discretion, will then select the final power shutdown date from three dates chosen by Subtenant in Subtenant’s response to the Power Shutdown Notice, or from the six dates offered in the Power Shutdown Notice in the event Subtenant has not timely responded to the Power Shutdown Notice.

6.5 Prime Landlord shall notify Subtenant, in writing, of its power shutdown date selection as soon as practicable upon its final determination, but not less than 10 days prior to the actual power shutdown.

7. Holdover; Limitation Upon Damages. Notwithstanding the terms of the Prime Lease, in the event Subtenant fails to exercise its Option to lease the Subleased Premises on a direct lease basis pursuant to Article 12 below, but holds over after expiration of the Term of the Sublease, Central’s liability to Prime Landlord for such holding over (which would be deemed a holding over by Central under the terms of the Prime Lease with respect to the Subleased Premises) shall be limited to the amounts required to be paid by Subtenant to Central pursuant to Article 18 of the Sublease. This shall not be construed to affect Central’s liability to Prime Landlord under the Prime Lease in the event Central (directly or through any subtenant other than Subtenant) holds over after expiration of the Term of the Prime Lease.

8. Exterior Signs.

8.1 Subtenant may install its signage on the existing Market Street exterior monument sign for the Building (or any replacement thereof), at Prime Landlord’s cost, provided that any subsequent changes made to such signage shall be made at Subtenant’s sole cost and expense (and with the work performed by Prime Landlord or Prime Landlord’s contractor). Any signage for Subtenant on the Building’s monument sign must be designed and constructed in a manner that is approved by Prime Landlord, in its reasonable discretion, provided that Prime Landlord will have the right to designate the size, colors, materials, and other design criteria for the exterior monument sign. Subtenant’s right to maintain the exterior monument sign shall terminate at such time as Subtenant fails to occupy at least 115,000 square feet of Rentable Area in the Building.

8.2 Subtenant shall not have any right to any exterior signage on the Property except as expressly granted in this Article 8.

8.3 The signage rights set forth in this Article 8 are personal to Subtenant and may not be assigned, transferred or conveyed to any party except in connection with an assignment of the Sublease in its entirety to an Affiliate.

9. Real Property Taxes. Prime Landlord agrees that it will exercise commercially reasonable efforts to contest the amount or validity of any Real Property Tax by appropriate proceedings diligently conducted in good faith, provided this shall not be construed to require Prime Landlord to appeal an assessment in any year in which its counsel advises it not to do so.

10. Conduit Between Buildings. Prime Landlord agrees that it will, through Manager, make reasonable arrangements to permit Subtenant to install conduits at the Garage level between the Subleased Premises and certain other premises leased by Subtenant in the adjacent building known as One Commerce Square (which forms part of the Property, but which is not owned by Prime Landlord). Such conduit shall be used only for wires, cable and electric power lines required for services between One Commerce Square and the Building. The location and specifications of such conduit shall be subject to the prior approval of Prime Landlord and the owner of One Commerce Square, which approval shall not be unreasonably withheld. The conduit shall be designed, installed and used in a manner which will not in any way interfere with any other tenants of the Property or with any access thereto.

11. Name of Building. Prime Landlord agrees that it will not name the Building for any person or entity which is in direct competition with Subtenant, including, without limitation, The Vanguard Group, Dreyfus Funds, and Fidelity Investments. Without limitation of the foregoing, Prime Landlord agrees not to name the Building for any tenant or subtenant which occupies less square feet of Rentable Area than Subtenant. If Subtenant increases its premises within the Building to 500,000 square feet of Rentable Area, or more, Prime Landlord will, at Subtenant’s option, name the Building "Delaware Investments Building at Commerce Square" or another mutually acceptable name, which may, at Prime Landlord’s option, include in part of such name "at Commerce Square."

12. Direct Prime Lease Following Expiration of Term of Sublease. Subtenant shall have the option to lease all or part of the Subleased Premises directly from Prime Landlord, following expiration of the Term of the Sublease on the terms and conditions of the Sublease in effect at expiration of the Sublease, subject, however, to the terms listed below (the "Option"). Subtenant may exercise this Option only by written notice to Prime Landlord on the following conditions. Upon exercising such Option, Subtenant shall be required to lease at least two floors; provided, however, if at the time of exercising the Option, the Subleased Premises includes full floors in addition to floors 2, 3 and 4, Subtenant shall be required to lease at least three full contiguous floors. On or about February 28, 2007, Prime Landlord shall provide a reminder notice to Subtenant of this Option. Should Subtenant wish to exercise or not exercise the Option, it will provide written notice to Prime Landlord of such exercise or non-exercise not later than March 31, 2007. In the event either Prime Landlord or Subtenant fails to provide such notices to the other, this Option will be deemed exercised by Subtenant. If Subtenant has exercised or is deemed to have exercised this Option, Prime Landlord and Subtenant will enter into a new lease (the "Direct Lease"), substantially in the form of lease between Subtenant, as tenant and Commerce Square Partners-Philadelphia Plaza, LP, as landlord, for the One Commerce Square building, to be executed on or about December 6, 1999 (the " One Commerce Lease"), provided the basic economic terms of the new lease shall be as follows:

(i) Term: June 24, 2008-Sept. 30, 2012 (the "Term");

(ii) Rent: Minimum rent per square foot of Rentable Area in the Subleased Premises (the "Annual Minimum Rent") will be:

Annual                                       Minimum Rent
Period                                    per Square Foot
---------------------------------------------------------
June 24, 2008-Sept. 30, 2010                       $13.75
October 1, 2010-Sept. 30, 2012                     $14.75

All other rent components, including Subtenant’s Pro Rata Share of Operating Expenses and Real Property Taxes, as set forth in Article 5 of the Sublease, shall be payable in accordance with said Article 5. Rent shall be payable at Prime Landlord’s offices in the Building, or to such other party and at such other address as Prime Landlord may designate by written notice to Subtenant.

(iii) Renewals. Subtenant shall have two consecutive options to renew the term of the lease as to all or part (but in any event not less than two or three floors, as more specifically set forth in this Section 13.1) of the Subleased Premises only, for additional periods of five years each, subject to the following terms and conditions:

(A) All terms and conditions of the lease shall continue in effect during each renewal term except that the Annual Minimum Rent during each renewal term shall be 95% of the Fair Market Rent as defined in the Sublease (Exhibit B), as to each renewal term, as of the date which is 30 days prior to the commencement of the renewal term, subject to the provisions of Section 12(iii)(C) of this Consent.

(B) Subtenant shall exercise each right to renew by giving written notice to Prime Landlord not less than 18 months before the end of the then current Term.

(C) Within 60 days notice after receipt of such notice from Subtenant, Prime Landlord shall give written notice to Subtenant setting forth the rent Prime Landlord will charge for the Premises during the Renewal Term. Within 30 days after receipt of such notice from Prime Landlord, Subtenant shall give written notice to Prime Landlord of whether it will accept such Rent. If Subtenant rejects the Rent, it will have the option, at its sole discretion, to either withdraw its notice of renewal or to agree that the procedures set forth in the Glossary of the Sublease (Exhibit B) for determining Fair Market Rent will apply, by written notice to Prime Landlord within said 30 day period.

(D) Prime Landlord shall have no obligation to make any improvements or alterations to the Subleased Premises or to provide any improvement allowance with respect thereto during any renewal term.

(E) Notwithstanding anything to the contrary contained herein, Subtenant shall only have the right to renew if no Event of Default has occurred and is continuing on the date of its notice of its intention to renew and on the date of commencement of the renewal term.

(F) Subtenant shall have no right to renew for a second renewal term unless it has exercised its right to renew for the first renewal term.

(G) Subtenant shall have no right or option to renew beyond the expiration date of the second renewal term.

(H) In addition to Minimum Annual Rent, as set forth in subparagraph (A) above, all other components of Rent, as set forth in Article 5.1 of the Sublease, shall continue to be payable during each renewal term.

(iv) Subordination. The lease will include a subordination clause with respect to any Mortgage, but such subordination shall be subject to execution of a mutually satisfactory subordination, non-disturbance and attornment agreement between Subtenant and the holder of such Mortgage.

13. Eighth Floor

13.1 If Subtenant exercises its option to enter into the Direct Lease, under Article 12 hereof, Subtenant shall have the further option to lease approximately 20,000 square feet on the eighth floor (as more particularly described on the plans attached as Exhibit "C" to the Sublease), as part of such direct lease, on all of the same terms and conditions as are applicable to the other space covered by the new direct lease. Such option may be exercised only by written notice to Prime Landlord given simultaneously with, or as a part of, the notice of exercise referred to above with respect to a new direct lease.

13.2 If Subtenant exercises its option to lease the Subleased Premises, but not the eighth floor, Subtenant shall nevertheless have a continuing right of first refusal with respect to available space on the eighth floor during the original term of the direct lease only (ending September 30, 2012). Each time Prime Landlord receives a bona fide proposal or term sheet for space on the eighth floor, Prime Landlord shall communicate the basic economic terms of the proposal to Subtenant, who shall have seven business days thereafter within which to agree in writing to add the space in question to Subtenant’s leased premises, on the terms and conditions then applicable to such leased premises (which may be more or less favorable than the terms of the proposal). Failure to respond to a notice from Prime Landlord within seven business days shall be deemed a rejection.

14. Prime Landlord Liability. Notwithstanding anything in this Agreement to the contrary, Subtenant agrees that in connection with the liability of Prime Landlord arising out of or relating to this Agreement and/or the Sublease, (a) such liability shall be limited solely to the interest of Prime Landlord in the Building, (b) Subtenant shall proceed only against Prime Landlord or its successors or assigns, and not against any partner in Prime Landlord or any of such partners’ directors, officers, managers, members, shareholders, agents, affiliates, or employees (collectively, "NonLiable Parties"), (c) Subtenant, for itself and all persons or entities claiming by, through, or under Subtenant, hereby expressly waives and releases Prime Landlord and the Non-Liable Parties from any and all personal liability and (d) Subtenant shall not look to Central for payment or performance of the direct obligations of Prime Landlord under this Agreement and hereby releases Central from any liability for such payment or performance by Prime Landlord.

15. One Commerce Square. Prime Landlord shall have the right, but not the obligation, to enter into agreements with the owner of the adjacent building known as One Commerce Square ("Commerce One") to provide for (i) reciprocal rights of access, use and enjoyment of the Property and Commerce One; (ii) common management, operation, maintenance, improvement and repair of all or any portion of the Property and all or any portion of Commerce One; and (iii) allocation of all or any portion of the Operating Expenses and Real Property Taxes for the Property to Commerce One and the allocation and inclusion of similar costs and expenses of Commerce One to the Operating Expenses and Real Property Taxes for the Property to provide for the efficient management, operation, maintenance, improvement and repair of the Property and Commerce One. In the event Subtenant becomes responsible for any portion of the operating Expenses and/or Real Property Taxes attributable to Commerce One, Subtenant’s Pro Rata Share of Operating Expenses and Real Property Taxes shall not be increased, on a per square foot basis, substantially in excess of Subtenant’s Pro Rata Share of such amounts immediately prior to the addition of Commerce One expenses.

16. Lobby Retail Space. If Prime Landlord receives a bona fide written proposal or term sheet (a "Proposal") which it is prepared to accept as the basis for negotiating a lease of space in the lobby and/or retail area on the first floor of the Building, and the Proposal permits or may permit use of the space for institutional or retail financial services (other than retail banking), such as sale of mutual funds, securities, or insurance products, Prime Landlord shall so notify Subtenant. Such notice shall include a copy of the Proposal, which shall include without limitation the name of the prospective tenant. Subtenant shall have seven business days from receipt of a Proposal within which to notify Prime Landlord that it wishes to lease the space in question on the terms and conditions of the Proposal, and, if it does so, Prime Landlord and Subtenant will promptly and diligently negotiate and sign a lease based upon the Proposal, except that the expiration date shall be the later of (i) the Expiration Date for the Subleased Premises under the terms of the Sublease or the Direct Lease, as applicable, or (ii) five years from the date of the lease resulting from the Proposal If Subtenant declines the Proposal, or fails to respond, Prime Landlord may enter into a lease with the party that submitted the Proposal, but any such lease shall be on substantially the terms contained in the Proposal. If Prime Landlord has not consummated a lease pursuant to the Proposal within 90 days after Subtenant’s rejection, or if it wishes to vary the basic economic terms in any material way, Subtenant’s right of first refusal shall be automatically reinstated with respect to the space in question. If Prime Landlord enters into a lease with a third party, and the space subsequently becomes vacant and available for lease, Subtenant’s right of first refusal shall once again apply. Notwithstanding any provision in the Sublease to the contrary, Subtenant may sublet any space it leases pursuant to this paragraph to any party on such terms as it deems acceptable, without sharing any Profit with Prime Landlord; provided, however, any proposed sublease shall be subject to Prime Landlord’s reasonable approval, which shall be given or withheld based upon Prime Landlord’s judgment as to whether the nature and character of the business of the proposed subtenant are suitable for the lobby of the Building. Prime Landlord may withhold such approval if the proposed subtenant will compete with any then existing business conducted by another tenant in the lobby or retail area on the first floor or in One Commerce Square.

17. High Rise Space. Subject to the rights of existing tenants in the Building, Prime Landlord agrees that if the space on floors 35 through 41 in the Building, consisting of approximately 102,000 square feet of space (the " First Offer Space") becomes available for lease after May 1, 2002, but during the Term of the Sublease and/or Direct Lease, as it may be renewed pursuant to Section 12(iii) of this Consent, the following will apply:

17.1 Prior to actively marketing the First Offer Space to a third party, Prime Landlord shall give Subtenant notice (the "Notice") of its interest in commencing negotiations to lease such First Offer Space to a prospective tenant. The Notice shall designate the Rent Prime Landlord proposes to charge for the First Offer Space (which Rent shall be at fair market value, as determined by Prime Landlord based on its then offered Rent for a lease for comparable space, terms and concessions); and any other material business terms. Subtenant shall have 90 days after receipt of the Notice to lease such First Offer Space on the terms and conditions and at the Rent set forth in the Notice; otherwise, Subtenant’s rights with respect to such First Offer Space shall terminate.

18. Notices. Any notices given under this Agreement shall be given in the same manner, and shall be delivered to the same persons, as notices given under the Sublease.

19. Counterparts. This Agreement may be executed in multiple counterparts which when taken together shall constitute one original Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth hereinabove.

SUBTENANT:

DELAWARE MANAGEMENT HOLDINGS, INC.

Attest:_____________________________    By:_________________________________

Name:_______________________________    Name:_______________________________

Title:______________________________    Title:______________________________

PRIME LANDLORD:

PHILADELPHIA PLAZA-PHASE II

By:       MAGUIRE THOMAS PARTNERS-COMMERCE SQUARE II, LTD.,
          a California limited partnership General Partner

By:       THOMAS DEVELOPMENT PARTNERS-PHASE II, INC.,
           a California corporation

Attest:_____________________________    By:_________________________________

Name:_______________________________    James A. Thomas, President

Title:______________________________

THE FOREGOING IS HEREBY ACKNOWLEDGED, APPROVED AND AGREED TO:

NEW YORK CENTRAL LINES LLC                        CONSOLIDATED RAIL CORPORATION,
a Delaware limited liability company              a Pennsylvania corporation

By:_______________________________________        By:_______________________________________

Name:_____________________________________        Name:_____________________________________

Title:____________________________________        Title:____________________________________

Attest:___________________________________        Attest:___________________________________

Name:_____________________________________        Name:_____________________________________

Title:____________________________________        Title:____________________________________

EXHIBIT A

DOCUMENTS COMPRISING PRIME LEASE BETWEEN PHILADELPHIA PLAZA-II AND NEW YORK CENTRAL LINES LLC

RE: OFFICE SPACE IN ONE COMMERCE SQUARE, 2001 MARKET STREET, PHILADELPHIA, PENNSYLVANIA

1.	Office Lease between Prime Landlord and Conrail dated as of March 28, 1990.
2.	First Amendment to Lease dated October 1, 1992.
3.	Letter Agreement dated June 3, 1993.
4.	Letter Agreement dated September 9, 1994.
5.	Notice of Capital Contribution, Assignment and Assumption dated June 1, 1999.
6.	Second Amendment to Office Lease dated as of August 20, 1999.
7.	Third Amendment to Office Lease dated as of September 30, 1999.
8.	Fourth Amendment to Office Lease dated as of November [30], 1999.

SCHEDULE 1

COMMERCE SQUARE

BILLING RATES FOR 1999

STRAIGHT TIME

Day Porter (Class #2)	$21.14/hour
Day Matron (Class #1)	$19.92/hour
Security Guard, Shift Supervisor	$20.55/hour
Security Officer	$18.81/hour
Maintenance Mechanic	$33.18/hour
Engineer	$35.96/hour
Chief Engineer	$45.60/hour
Assistant Chief Engineer	$37.50/hour

PREMIUM TIME (AFTER NORMAL BUSINESS HOURS)

Day Porter (Class #2)	$25.92/hour
Day Matron (Class #1)	$24.16/hour
Security Guard, Shift Supervisor	$30.54/hour
Security Officer	$27.93/hour
Maintenance Mechanic	$49.48/hour
Engineer	$53.65/hour
Chief Engineer	$68.11/hour
Assistant Chief Engineer	$55.97/hour
Freight Elevator Operator	$54.20/hour
1999 Billing Rates

LABOR & MATERIALS FOR KEYS, LOCKS & CYLINDERS
Key Cuttings - Labor and Material Total	$5.27/key

Re-Keying Existing Cylinders
Labor and Material Total	$30.39/cylinder

New Lock Cylinders
Labor and Material Total	$90.39/cylinder

Lock Replacement - Building Standard
Knob Type Lock - Labor and Material Total	$267.77/lock

Lever Type Lock - Labor and Material Total	$333.77/lock

Lock Change
Labor Only - Materials Provided by Subtenant	$49.77/lock

HVAC
Single Floor Air Conditioning Request	$78.00/hour/floor

Multi-Floor Air Conditioning Request	$48.00/hour/floor

Heat/Floor	$48.00/hour/floor

Supplemental HVAC Condenser Water	$0.50/hour/unit --
$1.00/hour/unit
(unit size dependent)

MISCELLANEOUS

3 CY Trash Dumpster	$22.91/Load

Note: Rates are subject to change based on price adjustments charged to Manager for contractor services, i.e. labor, material, etc.